Hogan Lovells US LLP 8350 Broad St. 17th Floor Tysons, VA 22102 T +1 703 610 6100 F +1 703 610 6200 www.hoganlovells.com

September 30, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.W.

Washington, D.C. 20549-0407

Attn: Sherry Haywood

Re:	SkyWater Technology, Inc.

Draft Registration Statement on Form S-1

Submitted August 12, 2020

CIK No. 0001819974

Ladies and Gentlemen:

CMI Acquisition, LLC, a Delaware limited liability company that plans to convert into a Delaware corporation and change its name to SkyWater Technology, Inc. (the “Company”), hereby submits its responses to the Commission staff’s comments on the above-referenced submission (the “draft registration statement”) contained in the staff’s letter to the Company dated September 8, 2020. The Company has responded to all of the staff’s comments. The staff’s comments are duplicated below in italicized text. The Company’s responses are set forth in plain text immediately following the applicable comment.

Together with its submission of this letter, the Company hereby submits on a confidential basis amendment no. 1 to the draft registration statement (the “amended draft registration statement”), which contains changes made in response to the staff’s comments, as well as certain updated and revised information. We would be pleased, upon a request to us from the staff, to provide supplementally copies of the amended draft registration statement marked to show all changes to the submission made on August 12, 2020.

Corporate Conversion, page 6

1.

You state that in conjunction with the Corporate Conversion, all of the outstanding limited liability company interests of CMI Acquisition, LLC will automatically be converted into shares of your common stock. Please specifically disclose how you determined or will determine the number of common shares to be issued for each class of limited liability interest, including if there will be any impact on their current ownership interests. Please also explain how the board of directors and the operating agreement will assign value to the Class A preferred units, Class B preferred units and common units.

Securities and Exchange Commission

September 30, 2020

In response to the staff’s comment, the Company has revised the disclosure on pages 6 and 38 of the amended draft registration statement to describe the mechanics of the corporate conversion in more detail, including the manner of assigning value to the Class A preferred units, Class B preferred units and common units.

Corporate Information, page 6

2.

You disclose that you are a holding company that conducts operations through your wholly-owned subsidiaries, SkyWater Technology Foundry, Inc., and SkyWater Federal, LLC. Please briefly describe the operations of each SkyWater Technology Foundry, Inc. and SkyWater Federal, LLC.

In response to the staff’s comment, the Company has revised the disclosure on page 6 of the amended draft registration statement.

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum, page 31

3.

Please make your disclosure here consistent with your disclosure on page 99 that your certificate of incorporation provides that, unless you consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court has no jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for certain litigation, including any “derivative action” and that the choice of forum provision will not apply to actions arising under the Exchange Act. Please disclose whether this provision applies to actions arising under the Securities Act. If the provision applies to Securities Act claims, please also revise your prospectus to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

In response to the staff’s comment, the Company has revised the disclosure on pages 33, 100 and 101 of the amended draft registration statement to clarify that the Company’s exclusive forum provision will apply to actions arising under the Securities Act and that investors cannot waive compliance with the federal securities laws and rules and regulations thereunder.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 52

4.

We note your critical accounting policy disclosures related to revenue recognition, valuation of long-lived assets, contingent consideration and warrant liability appear to repeat the disclosures in your summary of significant accounting policies footnote. Please be advised these disclosures are meant to provide investors greater insight into the quality and variability of information regarding your financial condition and operating performance. While accounting policy notes in financial statements generally describe the methods used to apply an accounting principle, the discussion in MD&A should present a company’s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from application over time. For example, please expand your disclosures to quantify and discuss the impact of your estimates related to enforceable rights,

Securities and Exchange Commission

September 30, 2020

variable considerations, cash flow assumptions used for long-lived asset valuation, and assumptions and estimates used to value contingent consideration and warrant liability during each period presented and to address how management estimated the amounts, including management’s accuracy of prior estimates relative to actual experience, where applicable.

In response to the staff’s comment, the Company has revised the disclosures of critical accounting policies and estimates on pages 54 and 55 of the amended draft registration statement to provide greater insight into the quality and variability of information for investors. The Company also has removed the valuation of long-lived assets from this discussion of critical accounting policies and estimates because there are no impairment indicators present for the years presented.

Non-GAAP Financial Measures, page 54

5.	In regard to your non-GAAP financial measure Adjusted EBITDA, please address the following:

•

Please explain to us why you believe adjusting your non-GAAP financial measure for inventory write-off, management fees, and write-off unamortized debt issuance costs which appear to be normal business costs, is reasonable and appropriate;

•

Please more fully disclose the nature of the de-commit impact and explain to us why you believe adjusting non-GAAP financial measures for “lost revenue and incurred cost impact of a customer’s withdrawal of their wafer volume commitment costs” is reasonable and appropriate; and

•

Please more fully disclose the nature of the tech transfers and explain to us why you believe adjusting non-GAAP financial measures for costs that appear to relate to acquiring new customers, is reasonable and appropriate.

In response to the staff’s comments, and upon further consideration of its adjusted EBITDA financial measure, the Company has determined to eliminate from such measure its previously proposed adjustments for (1) inventory write-off, (2) the write-off of unamortized debt issuance costs, (3) de-commit impact and (4) tech transfers.

The Company believes, however, that the historical management fees paid to Oxbow Industries, LLC (“Oxbow”), our principal stockholder, should be appropriately excluded from the Company’s adjusted EBITDA financial measure for several reasons. As discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure,” the Company excludes from its non-GAAP measure certain items that may not be indicative of its core operating results. Excluding such items enhances the ability of management, and will enhance the ability of the Company’s investors, to compare the Company’s operating performance to that of its peers and to evaluate that performance on a period-over-period basis. The existing management consulting agreements with Oxbow will be terminated effective as of the pricing of this offering, and therefore no management fees will accrue or be payable for periods after the pricing of this offering. As a result, if the management fees are not excluded from the Company’s adjusted EBITDA measure for periods prior to this offering, that measure will appear to grow in future periods without any change in the Company’s underlying operating performance. This would reduce the usefulness of adjusted EBITDA as a performance measure as it would distort its growth rate in future periods. The Company also notes that other registrants have excluded from their non-GAAP performance metrics management fees paid to private equity sponsors prior to an initial public offering. It could confuse the Company’s investors if this practice is not adhered to in the Company’s disclosure.

Securities and Exchange Commission

September 30, 2020

Registration Rights, page 93

6.

Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

In response to the staff’s comment, the Company advises the staff that the registration rights agreement has not yet been fully negotiated; however, the Company does not expect to include in the registration rights agreement any cash penalties or any additional penalties resulting from any delay in registering the Company’s common stock. In the event that this expectation changes, the Company undertakes to revise the disclosure accordingly.

Financial Statements

Consolidated Statement of Cash Flows, page F-6

7.

We note that you have recognized your payments of contingent consideration as cash flows from financing activities. Please tell us how you determined that all of your payments for contingent consideration should be recognized as financing cash flows. Refer to FASB ASU 2016-15.

In response to the staff’s comment, the Company advises the staff that the fair value of the contingent consideration obligation was calculated as part of a third-party valuation in connection with Oxbow’s 2017 acquisition from Cypress Semiconductor of the business, and totaled $24.9 million at such time. The obligation represented a financing of the acquisition. We considered the guidance within paragraph B16 of AUS 2016-15 and concluded that because payments were not made soon after the acquisition date, which we have considered to be within three months after the acquisition date, the payments did not qualify as an extension of the business combination and therefore did not qualify to be presented as a cash outflow for investing activities. Therefore, we concluded that cash paid to settle the contingent consideration liability recognized at fair value as of the acquisition date should be reflected as a cash outflow for financing activities in accordance with ASC 230-10-45-15(f).

From the acquisition date in 2017 through 2019, payments of $20.9 million were made to Cypress Semiconductor related to the contingent consideration, which the Company has recorded as cash outflows from financing activities in its consolidated statement of cash flows. Additional cash payments to Cypress Semiconductor of $4 million in 2020 will be recorded as cash outflows from financing activities. Any remaining payments that exceed those classified as financing activities will be reflected as cash outflows from operating activities in accordance with ASC 230-10-45-17(ee).

Note 3 Summary of Significant Accounting Policies

Revenue Recognition, page F-11

8.

You disclose that revenue from the sale of wafers is recognized at a point in time when control of the goods is transferred to the customer, which occurs upon shipment or receipt by the customer, depending on the contract terms. However for your largest customer, you are invoicing approximately 85% of the selling price after wafer fabrication is completed and the remaining amount is invoiced upon shipment of the goods after successful testing of the wafer. For all other customers, invoices are generally issued upon shipment of the goods and payable within 30 days. Please clarify whether you are recognizing revenue for your largest customer prior to shipment or receipt by the customer. If so, please tell us how you determined when control of the goods is transferred to your largest customers. Refer to ASC 606-10-25-23.

Securities and Exchange Commission

September 30, 2020

In response to the staff’s comment, the Company advises the staff that revenue from its largest customer is recognized at a point in time based on the shipping terms of the wafers specified in each purchase order. The Company determined that none of the three criteria in ASC 606-10-25-27 for recognition of revenue over time are met with respect to this customer. Specifically, the Company notes that, while the wafers have no alternative use, the Company is not entitled to payment of costs incurred plus a reasonable profit margin prior to shipment of the wafer.

Revenue associated with the pre-shipment invoicing is deferred by the Company until transfer of control to the customer has occurred. The Company tests fabricated wafers to ensure each meets the customer’s specifications prior to shipment, so that customer acceptance is not a timing factor in the recognition of revenue once shipping terms are fulfilled.

9.

You disclosed that one of your customers has a first right of refusal to future manufacturing capacity and product that is discounted over a period of approximately five years, which represents a material right. You indicate that revenues allocated to the material right will be recognized over the estimated period in which the customer can exercise its option and benefit from purchasing discounted product, which is expected to begin once the expansion is completed and continue for a period of approximately five years. Please explain to us and disclose what you mean by revenues allocated to the material right will be recognized “over the estimated period.” Please tell us what consideration you gave to recognizing revenues for this customer option when those future goods or services are transferred or when the option expires. Please also confirm whether you are accounting for this customer option as a contract modification or as a continuation of an existing contract. Please refer to ASC 606-10-55-42.

In response to the staff’s comment, the Company advises the staff that consideration allocated to the material right performance obligation will be recognized when the options to purchase goods at a discount are exercised and the associated goods are transferred to the customer, or as the customer’s rights to purchase goods at a discount expired in accordance with ASC 606-10-55-42.

The contract with the customer addressed in the referenced disclosure called for the customer to make advanced payments to the Company in exchange for a first right of refusal to future manufactured goods. This right, combined with the price the customer will pay for the goods, results in the customer being entitled to acquire goods at a discount that is incremental to the range of discounts typically given for similar goods and to a similar class of customer. This is due to specific terms in the contract which prohibit the Company from including costs of the facility expansion in future pricing extended to the customer. Absent any other economic or contractual influence, pricing goods in a manner that recovers facility costs is the Company’s customary business practice.

Therefore, in analyzing the contract under ASC 606-10-25-19 through 25-22, the Company determined that the contract contained two performance obligations, including (1) nonrecurring engineering services and (2) a material right. The customer’s right to purchase discounted goods exists for a period of five years following completion of the facility expansion, which is the period over which the customer has a right of first refusal to purchase the manufactured goods and the period over which we are not able to include facility costs in the price of our goods. In addition, the contract provides that the advanced payments shall be reimbursed to the customer in the event that the Company is unable to provide or maintain adequate manufacturing capacity.

Because the option gives the customer the right (but not the obligation) to purchase as many goods as can be produced by the facility expansion at a discount over the five-year period, and there are limitations to the number of goods that can be produced, the customer’s right to purchase goods at a discount (together with their right to priority access to the output from the facility expansion) expires as time passes. Each day the manufacturing capacity is made available to the customer the customer can either exercise its option to purchase goods at a discount or let that option expire (in which case that manufacturing capacity is no longer available to the customer). In essence, the customer either exercises its right to purchase goods manufactured from the facility expansion each period (where it purchases goods at a discount) or its right to purchase goods manufactured from the facility expansion at a discount during that period expires. Accordingly, the customer’s right to purchase goods at a discount will either be exercised or expire over the five-year period.

We believe the advance payment that provides the customer a right of first refusal to our manufacturing capacity is analogous to a membership fee that allows a customer to purchase goods at a warehouse store or to purchase amenities at an exclusive club. We believe these rights expire as time passes whether the option is exercised (i.e., goods or amenities are purchased on a given day) or the option expires (goods or amenities are not purchased on a given day). In a similar manner, our customer’s right to purchase goods at a discount is expected to either be exercised or expire ratably over the period that the manufacturing capacity (i.e., the right of first refusal) is made available to the customer.

In addition, we confirm to the staff that the Company will account for the exercise of the material right as a continuation of the existing contract. We believe this is consistent with View A of Issue 1 within the Joint Transition Resource Group’s memo No. 34.

Securities and Exchange Commission

September 30, 2020

The Company has revised the disclosure of this contract on page F-12 of the amended draft registration statement to clarify related matters.

Recently Issued Accounting Standards, page F-13

10.

We note that you have disclosed when ASC 842 and ASC 326 is effective for you. Given your intention to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, please revise your disclosure to disclose the date on which adoption is required for non-emerging growth companies and also the date on which you will adopt the recently issued accounting standard, assuming you remain an EGC at such time. Refer to Question 14 of the Jumpstart Our Business Startups Act Frequently Asked Questions.

In response to the staff’s comment, the Company has revised the disclosure in Note 1, Nature of Business, on page F-7 of the amended draft registration statement, to indicate that we are an emerging growth company (“EGC”), and in Note 3, Summary of Significant Accounting Policies, in the section entitled Recently Issued Accounting Standards on pages F-14 and F-15 of the amended draft registration statement, to indicate the date on which adoption is required for non-EGCs and the Company’s intended adoption date, assuming we remain an EGC.

Subsequent Events, page F-14

11.

Please revise your filing to disclose the specific date through which subsequent events have been evaluated and state whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. See ASC 855-10- 50-1.

In response to the staff’s comment, the Company has revised the disclosure of subsequent events on page F-15 of the amended draft registration statement to disclose that subsequent events have been evaluated for recognition or disclosure through August 12, 2020, the date the consolidated financial statements were available to be issued.

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Securities and Exchange Commission

September 30, 2020

If the staff has any questions or requires additional information concerning the amended draft registration statement or related matters, please contact the undersigned at (703) 610-6189.

Very truly yours,

/s/ Kevin K. Greenslade Kevin K. Greenslade

Enclosures

cc:	Thomas Sonderman, President, SkyWater Technology Foundry, Inc.

Steve Manko, Chief Financial Officer, SkyWater Technology Foundry, Inc.

William J. Curtin, Partner, Hogan Lovells US LLP